SOLARFUN REPORTS SECOND QUARTER 2009 RESULTS

SHANGHAI, China, August 18, 2009 —  Solarfun Power Holdings Co., Ltd. ( “Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the quarter ended June 30, 2009.

SECOND QUARTER 2009 RESULTS

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Total net revenues were RMB 854.6 million (US$125.1 million) in the second quarter of 2009, representing a decrease of 36.8% from RMB 1,352.2 million in the second quarter of 2008, but an increase of 24.9% from RMB 684.2 million in the first quarter of 2009.

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PV module shipments reached 64.3 MW in the second quarter of 2009, an increase from 43.1 MW in the second quarter of 2008 and 35.7 MW in the first quarter of 2009.  The increase from the first quarter of 2009 was due to increases in PV module shipments and PV module processing services, which represented approximately 36% of the total PV module shipments in the second quarter of 2009.  In the second quarter of 2009, excluding module processing, Germany accounted for 83% of the Company’s total PV module shipments. The Czech Republic, a new market for the Company, Australia, Korea and Spain accounted for 6%, 5%, 3% and 2% of the Company’s total module shipments, respectively.

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Average selling price further declined, as expected, to US$2.66 per watt in the second quarter of 2009 from US$2.78 per watt in the first quarter of 2009, primarily due to the decrease in the market prices of PV products.

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The Company’s management determined that a provision of RMB 236.5 million (US$34.6 million) in the second quarter of 2009 was required for pre-payments already made on certain existing supply agreements because the continued performance of these contracts would not be in the best long term economic interest of the Company in view of current prevailing market prices.

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On a U.S. GAAP basis, gross loss was RMB 53.0 million (US$7.8 million) in the second quarter of 2009, compared to a gross profit of RMB 185.6 million in the second quarter of 2008 and a gross profit of RMB 49.4 million in the first quarter of 2009. Excluding the provision for pre-payments, on a non-GAAP basis, gross profit was RMB 183.5 million (US$26.8 million) and gross margin was 21.5% in the second quarter of 2009.  This compares to a gross margin of 7.2% in the first quarter of 2009 and 13.7% in the second quarter of 2008, both of which were calculated on a U.S. GAAP basis.  The sequential and year-over-year increase was primarily due to the Company’s ability to renegotiate the majority of its existing silicon-based raw material supply agreements to obtain reduced prices and its ability to source these materials in many cases on the spot market, as well as the vertical integration to the ingot and wafer level.

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On a U.S. GAAP basis, operating loss was RMB 121.9 million (US$17.8 million) in the second quarter of 2009, compared to an operating profit of RMB 116.4 million in the second quarter of 2008 and an operating loss of RMB 15.3 million in the first quarter of 2009. Excluding the provision for pre-payments, on a non-GAAP basis, operating profit was RMB 114.6 million (US$16.8 million) and the operating margin was 13.4% in the second quarter of 2009.  This compares to an operating profit of RMB 116.4 million in the second quarter of 2008 and an operating loss of RMB 15.3 million in the first quarter of 2009, both of which were calculated on a U.S. GAAP basis.   The increase in operating profit from the first quarter of 2009 reflects the Company’s continuing focus on managing its operating expenses.

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Interest expense was RMB 36.1 million (US$5.3 million) in the second quarter of 2009, an increase from RMB 28.1 million in the second quarter of 2008, but a decrease from RMB 41.4 million in the first quarter of 2009.

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Fair value of the conversion feature of the Company's convertible bonds increased by RMB 113.4 million (US$16.6 million) in the second quarter of 2009, as a result of the increase of the Company's ADS prices during the second quarter of 2009.

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On a U.S. GAAP basis, net loss attributable to shareholders was RMB 319.9 million (US$ 46.8 million) in the second quarter of 2009, compared to net income attributable to shareholders of RMB 78.1 million in the second quarter of 2008 and net income of 27.4 million in the first quarter of 2009. Net loss per basic ADS was RMB 5.95 (US$0.87) in the second quarter of 2009, compared to net income per basic ADS of RMB 1.62 in the second quarter of 2008 and net income per basic ADS of RMB 0.51 in the first quarter of 2009. Excluding the provision for pre-payments and the increase in fair value of the conversion feature of the Company’s convertible bonds, on a non-GAAP basis, net income attributable to shareholders was RMB 30.0 million (US$4.4 million) and net income per basic ADS was RMB 0.55 (US$0.08) in the second quarter of 2009.

Peter Xie, President of Solarfun, commented, “We are quite pleased with our operating performance during the second quarter. These results reflect the significant progress we have made in reducing our raw material costs and returning the Company to profitability prior to the one-time, non-cash provision. This positions us well to aggressively compete for business going forward, and to do so profitably. We are determined to capture an increasing market share if demand for PV products recovers in the second half of 2009. The first shipments to Q-Cells as part of our multi-year manufacturing services agreement occurred during the second quarter and we look forward to higher volumes going forward.”

FINANCIAL POSITION

As of June 30, 2009, the Company had cash and cash equivalents of RMB 494.7 million (US$72.4 million) and working capital of RMB 1,289.0 million (US$188.7 million). Total short term bank borrowings as of June 30, 2009 were RMB 1,394.0 million (US$204.1 million), a decrease from RMB 1,435.0 million as of March 31, 2009. The lending environment in China remains accommodative and as of June 30, 2009, the Company had approximately US$84.9 million of undrawn credit lines with a number of commercial banks.

Accounts receivable increased to RMB 514.3 million (US$75.3 million) as of June 30, 2009 from RMB 202.1 million as of March 31, 2009. This increase was primarily due to a large percentage of shipments occurring in the latter part of the second quarter.   Days sales outstanding increased from 35 days in the first quarter of 2009 to 38 days in the second quarter of 2009.

Inventories declined to RMB 695.7 million (US$101.9 million) as of June 30, 2009 from RMB 747.6 million as of March 31, 2009.

Capital expenditures were RMB 24.8 million (US$3.6 million) in the second quarter. The Company currently has a module capacity of 460 MW. The Company plans to expand its module capacity by 50 MW during the third quarter of 2009, and plans to further increase its nameplate capacity to 700 MW in 2010.

BUSINESS OUTLOOK

Based on current operating trends and market conditions, the Company provides the following outlook.

The Company expects:

•	Total module shipments to exceed 100 MW in the third quarter.

•	Total module shipments to be approximately 80 MW in the fourth quarter, although visibility currently remains quite low.

•	Average selling prices to further decline to US$2.00 per watt, or below, by the end of 2009.

Peter Xie concluded, “The demand environment appears to be improving in the second half of the year. We will increase our focus on enhancing product performance and quality and on further enhancing our relationships with both new and existing customers. We are enthused about the long term market opportunity in China and have built an internal organization to capture those opportunities. We have been approved by Jiangsu Development and Reform Commission to construct two projects totaling 20 MW in our home province, Jiangsu Province. In the second quarter of 2009,  we entered into a number of new framework sales agreements in Europe, totaling approximately 30 MW, to cover our module shipments in the second half of 2009.  We are enhancing both our senior level technical team and marketing team in both Europe and the US to better serve our customers and to grow our business.”

CONFERENCE CALL

Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on Tuesday, August 18, 2009.

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number: +1 800 299 0433
- International dial-in number: +1 617 801 9712
- South China Toll Free Number: +10 800 130 0399
- North China Toll Free Number: +10 800 152 1490
Passcode: SOLF

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.solarfun.com.cn.  A replay of the webcast will be available for one month.

A telephone replay of the call will be available until August 25, 2009.  The dial-in details for the replay are as follows:
- U.S. Toll Free Number: +1 888 286 8010
- International dial-in number: +1 617 801 6888
Passcode:    68474346

SECOND QUARTER 2009 FINANCIAL STATEMENTS

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	As of		As of
	December 31	March 31	June 30	June 30
	2008	2009	2009	2009
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	410,901	466,276	494,740	72,434
Restricted cash	88,137	270,398	260,749	38,176
Derivative contracts	39,665	63,079	5,062	741
Accounts receivable, net	319,537	202,096	514,328	75,304
Inventories, net	731,708	747,587	695,743	101,863
Advance to suppliers, net	1,145, 614	1,154,252	877,909	128,535
Other current assets	481, 749	425,131	376,277	55,089
Deferred tax assets	57,992	68,872	65,453	9,583
Amount due from related parties	19	19	24,435	3,577

Total current assets	3,275,322	3,397,710	3,314,696	485,302

Non-current assets
Fixed assets – net	1,492,575	1,629,544	1,616,596	236,684
Intangible assets – net	212,736	211,559	210,512	30,821
Goodwill	134,735	134,735	134,735	19,726
Deferred tax assets	4,489	13,653	6,920	1,013
Long-term deferred expenses	37,444	37,075	37,908	5,550

Total non-current assets	1,881,979	2,026,566	2,006,671	293,794

TOTAL ASSETS	5,157,301	5,424,276	5,321,367	779,096

LIABILITIES
Current liabilities
Derivative contracts	5,792	5,273	18,584	2,721
Short-term bank borrowings	1,098,832	1,435,000	1,394,014	204,096
Long-term bank borrowings, current portion	30,000	45,000	60,000	8,785
Accounts payable	217,026	187,987	268,971	39,380
Notes payable	39,341	76,377	107,610	15,755
Accrued expenses and other liabilities	189,028	129,392	136,131	19,931
Customer deposits	9,494	2,956	3,346	490
Deferred tax liabilities	1,416	3,263	709	104
Unrecognized tax benefit	27,385	27,385	28,199	4,129
Amount due to related parties	39,766	10,109	8,103	1,186

Total current liabilities	1,658,080	1,922,742	2,025,667	296,577

Non-current liabilities
Long-term bank borrowings	170,000	147,500	125,000	18,301
Convertible bonds	1,178,969	519,365	642,925	94,130
Deferred tax liabilities	27,155	27,008	26,861	3,933

Total non-current liabilities	1,376,124	693,873	794,786	116,364

TOTAL LIABILITIES	3,034,204	2,616,615	2,820,453	412,941

Redeemable ordinary shares	32	32	32	5

Solarfun Power Holding Co., Ltd. Shareholders’ equity
Ordinary shares	214	214	214	32
Additional paid-in capital	2,138,624	2,151,026	2,164,186	316,854
Statutory reserves	47,638	47,638	49,589	7,260
(Accumulated deficit) Retained earnings	(67,594)	604,653	282,797	41,404

Total Solarfun Power Holding Co., Ltd. shareholders’ equity	2,118,882	2,803,531	2,496,786	365,550
Noncontrolling interest	4,183	4,098	4,096	600

TOTAL SHAREHOLDERS’ EQUITY	2,123,065	2,807,629	2,500,882	366,150

TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY	5,157,301	5,424,276	5,321,367	779,096

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended
	June 30	March 31	June 30	June 30
	2008	2009	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
Net revenue
Photovoltaic modules	1,233,527	678,136	742,004	108,636
Photovoltaic cells	104,217	6,043	5,538	811
Others	14,449	18	107,068	15,676

Total net revenue	1,352,193	684,197	854,610	125,123

Cost of revenue
Photovoltaic modules	(1,056,912)	(521,338)	(741,664)	(108,586)
Photovoltaic cells	(97,244)	(7,284)	(18,529)	(2,713)
Others	(12,481)	(281)	(83,038)	(12,158)
Write down of inventories		(105,848)	(64,414)	(9,431)

Total cost of revenue	(1,166,637)	(634,751)	(907,645)	(132,888)

Gross profit / (losses)	185,556	49,446	(53,035)	(7,765)

Operating expenses
Selling expenses	(26,482)	(16,328)	(18,206)	(2,665)
General and administrative expenses	(34,956)	(40,233)	(47,002)	(6,881)
Research and development expenses	(7,697)	(8,185)	(3,673)	(538)

Total operating expenses	(69,135)	(64,746)	(68,881)	(10,084)

Operating profit / (losses)	116,421	(15,300)	(121,916)	(17,849)

Interest expenses	(28,148)	(41,397)	(36,091)	(5,284)
Interest income	1,368	494	1,060	155
Exchange gain / (losses)	4,136	(32,849)	15,590	2,283
Change in fair value of derivative contracts	0	71,086	(49,423)	(7,236)
Change in fair value of conversion feature of convertible bond		28,458	(113,423)	(16,606)
Other income	4,383	3,533	276	40
Other expenses	(6,140)	(3,584)	(4,302)	(630)
Government grants	114	1,907	1,797	263

Income / (losses) before income tax	92,134	12,348	(306,432)	(44,864)

Income tax benefit / (expenses)	(8,282)	15,002	(13,475)	(1,973)

Consolidated Net income / (losses)	83,852	27,350	(319,907)	(46,837)

Net (income) / losses attributable to noncontrolling interest	5,763	(85)	(2)	0

Net income / (losses) attributable to Solarfun Power Holding Co., Ltd. shareholders	78,089	27,435	(319,905)	(46,837)

Net income / (losses) attributable to Solarfun Power Holding Co., Ltd. per share
Basic	0.32	0.10	(1.19)	(0.17)
Diluted	0.31	0.10	(1.19)	(0.17)

Shares used in computation
Basic	241,340,409	268,848,771	268,981,409	268,981,409
Diluted	287,007,417	268,848,771	268,981,409	268,981,409

Net income / (losses) attributable to Solarfun Power Holding Co., Ltd. per ADS
Basic	1.62	0.51	(5.95)	(0.87)
Diluted	1.36	0.51	(5.95)	(0.87)

ADSs used in computation
Basic	48,268,082	53,769,754	53,796,282	53,796,282
Diluted	57,401,483	53,769,754	53,796,282	53,796,282

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the one-time provisions recorded in the second quarter of 2009 had not been so recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

Reconciliation of Non-GAAP measures to GAAP measures

	For the three months ended June 30,
	2009	2009
	(RMB million)	(US$ million)
Non-GAAP gross profit	183.5	26.8
Prepayment provision	(236.5)	(34.6)
GAAP gross loss	(53.0)	(7.8)

For the three months ended June 30, 2009
Non-GAAP gross margin	21.5%
Prepayment provision as % of revenue	(27.7)%
GAAP gross margin	(6.2)%

	For the three months ended June 30,
	2009	2009
	(RMB million)	(US$ million)
Non-GAAP operating profit	114.6	16.8
Prepayment provision	(236.5)	(34.6)
GAAP operating loss	(121.9)	(17.8)

For the three months ended June 30, 2009

Non-GAAP operating margin	13.4%
Prepayment provision	(27.7)%
Operating margin	(14.3)%

	For the three months ended June 30,
	2009	2009
	(RMB million)	(US$ million)
Non-GAAP net income	30.0	4.4
Prepayment provision	(236.5)	(34.6)
Changes in fair value of conversion feature of convertible bonds	(113.4)	(16.6)
GAAP net loss	(319.9)	(46.8)

	For the three months ended June 30,
	2009	2009
	(RMB)	(US$)

Non-GAAP net income per ADS	0.55	0.08
Prepayment provision	(4.40)	(0.64)
Changes in fair value of conversion feature of convertible bonds	(2.10)	(0.31)
Net loss attributable to Solarfun Power Holdings Co., Ltd. Shareholders per ADS	(5.95)	(0.87)

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board as of June 30, 2009,, which was RMB6.8302 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include third quarter, fourth quarter and full year 2009 estimates for net revenue, PV product shipments, raw materials and product prices, PV cell production capacity and gross margins. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

SOLF-G

http://www.solarfun.com.cn

For further information, contact:

Solarfun Power Holdings Co., Ltd.
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel: 86 21-6393-8206 / Mobile: 86 138 1612 2768
E-mail: IR@solarfun.com.cn

Christensen
Kathy Li
Tel: 480 614 3036E-mail: kli@ChristensenIR.com

Roger Hu
Tel: 852 2117 0861
E-mail: rhu@ChristensenIR.com